Exhibit 99.1

Braiin Targets USD 56.9 Billion CX Software Market with Agentic AI Expansion and Major Upgrade to RADIUS CX Platform

Force AI, the new unified AI orchestration layer at the core of AI-powered CCaaS platform RADIUS, powers autonomous AI agents, human-agent co-pilots and enterprise insights across voice, chat, messaging, email, social and video on any leading LLM with no vendor lock-in

New York, NY, October 26, 2026 — Braiin Limited (Nasdaq: BRAI) (“Braiin” or the “Company”), a global applied AI platform company operating across customer experience solutions, AgTech, PropTech, and living infrastructure, today announces a major expansion of RADIUS, its AI-powered contact center as a service (CCaaS) platform. The Company has launched Force AI, a unified orchestration layer that facilitates enterprise-run customer operations on any leading large language model (LLM) without vendor lock-in — meaning clients are not tied to a single AI provider and can switch models as cost, performance or regulatory needs change.

“Enterprises need AI that works across every channel, every agent, and every conversation, on the model they trust and in an environment they control,” said Natraj Balasubramanian, Braiin Founder and CEO. “RADIUS is the engine behind our CX business, and Force AI is how we scale it. With Force AI, our clients can bring OpenAI, Claude, Gemini or their own models into production contact center operations with minimal headaches and compliance already built in.”

The expansion makes RADIUS a single AI command center for the full customer interaction lifecycle. It is built on Force AI, a unified AI orchestration layer that supports multiple cloud-based and open-source LLMs. Force AI powers three product lines: AI Engage, an agentic AI layer whose agents serve customers autonomously; AI Assist, a real-time co-pilot for human agents; and AI Insight, which analyzes every interaction for intelligence. Together they let enterprises build secure, scalable, and cost-effective AI-powered customer experiences.

The Force AI launch combines three essential and game-changing competencies:

●	A unified AI capability suite across channels: voice, chat, messaging, email, social and video

●	An open integration architecture spanning OpenAI, Anthropic’s Claude, Google Gemini, Azure OpenAI and bespoke AI models

●	Production deployments with enterprise and public-sector clients across India, Southeast Asia and other international markets

According to Grand View Research, the global contact center software market is estimated at USD 56.9 billion in 2026 and is projected to reach USD 227.6 billion by 2033, growing at a CAGR of 21.9%. The RADIUS expansion positions Braiin to compete for a larger share of this market. RADIUS already operates at production scale, having handled more than 4.5 million customer interactions with 99.9% uptime in the twelve months ended March 31, 2026.

New AI-Powered Capabilities

RADIUS now organizes its AI into three modules that run across voice, chat, email, social and video:

Module	What it does	Impact

AI Engage: agentic AI layer	AI agents interact with customers on their own: they understand intent, reason through requests and execute business workflows end to end, escalating to a human with full context only when needed	Up to 60% self-service containment for routine inquiries; over 92% intent classification accuracy*

AI Assist: AI co-pilot	Gives human agents real-time intelligence, contextual insights, relevant responses, next-best actions and workflow guidance	Up to 30% increase in first-contact resolution (FCR); up to 3–8 minutes less after-call work per interaction; agents reach full productivity up to 4x faster*

AI Insight: AI analytics	Turns interactions and operational data into actionable intelligence on sentiment, patterns, emerging trends and performance gaps	Every customer interaction analyzed automatically, with no manual sampling. Gives CXOs data-driven insight to improve products and services.

* Performance figures are indicative, based on results observed in selected RADIUS client deployments; actual outcomes vary by client, channel mix and implementation.

AI Engage goes beyond conversational automation to deliver personalized, proactive and outcome-driven experiences. Routine requests such as order tracking, password resets, plan information, and appointment scheduling are handled without an agent. AI Assist then supports agents on complex interactions, while AI Insight scores and summarizes every conversation for quality, compliance, and coaching.

Figure 1: RADIUS AI-powered capabilities across AI Engage, AI Assist and AI Insight

Product Expansion: Force AI Orchestration and LLM Integrations

Force AI is the AI core of RADIUS. It is a unified AI orchestration layer that supports multiple LLMs, both cloud-based and open-source, without vendor lock-in. It delivers enterprise-grade capabilities, including autonomous agents, co-pilots and insights, and turns conversations, data, and operations into intelligent outcomes.

●	LLM-agnostic gateway: Clients can switch between leading cloud models, including OpenAI’s GPT, Anthropic’s Claude, and Google’s Gemini. They can also run on-premises open models such as Llama and Mistral, matching each task to the right model for cost and performance.

●	Multi-vendor integration ring: RADIUS connects natively with OpenAI, Dialogflow, Claude, Gemini, Azure OpenAI and bring-your-own AI, so enterprises keep existing AI investments and avoid single-vendor lock-in.

●	Grounded answers: Retrieval-augmented generation grounds responses in the client’s own enterprise knowledge. A System Action Engine runs automated workflows such as CRM updates.

●	Enterprise safety net: Real-time PII masking, automated auditing, data governance and audit trails are built in.

●	Deploy where the data lives: Force AI is available on-premises, in the cloud or in hybrid mode. This is a key requirement for regulated sectors and government clients.

AI in Action: Real Clients, Real Adoption

RADIUS AI capabilities are already live with large enterprise and public-sector clients:

Client segment	AI capabilities deployed

Customer experience outsourcing provider, India	Automated quality management; AI-powered interaction scoring; live sentiment analysis; AI call summarization

Government agency, Malaysia	Generative AI virtual agent with knowledge base

Large-format retail chain, India	Live sentiment analysis; AI keyword spotting; conversational analytics dashboard

Fashion and lifestyle retailer, India	Live sentiment analysis; AI-powered interaction scoring; intelligent intent-based routing

These clients join a RADIUS base that spans technology, healthcare, financial services, insurance, education, government, real estate, and travel and hospitality.

Availability

The expanded RADIUS AI suite and Force AI are available now for deployment globally across cloud, on-premises and hybrid environments. To learn more or book a demo, visit radius-ois.ai.

About RADIUS

RADIUS is an AI-powered CCaaS platform that orchestrates customer experience across voice and digital channels. It brings together engagement, service, quality management, analytics and workflow in one command center. RADIUS is a Braiin Limited platform.

About Braiin Limited

Braiin Limited (Nasdaq: BRAI) is a global applied AI platform company operating across customer experience solutions, AgTech, PropTech and living infrastructure. Braiin’s ecosystem combines embedded distribution, intelligent automation, and recurring revenue platforms designed to support the lifecycle of the home and connected consumer services. For more information, visit www.braiin.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein, including but not limited to such things as future business strategy, plans, and goals, and the expansion and growth of our business. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to” and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. Please see the risk factors included in the Company’s United States Securities and Exchange Commission filings, which could cause actual results and events to differ materially from those contained in the forward-looking statements. You are cautioned against attributing undue certainty to forward-looking statements. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance, or achievements may differ materially from those made in or suggested by the forward-looking statements in this press release. Any forward-looking statements made in this press release speak only as of the date of those statements. We undertake no obligation to update those statements or publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Media and Investor Contact

Investor Relations Contact:

Mike Mason

CORE IR

(212) 655-0924

ir@braiin.com

Public Relations Contact:

Matthew Cossel

Core PR

(212) 655-0924

pr@braiin.com